[redacted]

SEC 10025935 ISSION

gton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone	MN.	56164
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulebroeck Taubert and Company, PLLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 707	Pipestone	MN	56164
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN B. WERNER
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2015

Signature

Registered Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2009

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
BASIC FINANCIAL STATEMENTS		
Exhibit A	Balance Sheet	2
Exhibit B	Income Statement	3
Exhibit C	Statement of Cash Flows	4
NOTES TO THE FINANCIAL STATEMENTS		5 – 6
SUPPLEMENTARY INFORMATION		
Schedule 1	Net Capital Computation	7
Schedule 2	Schedule of Aggregate Indebtedness/Net Capital Ratio	8
Schedule 3	Schedule of Material Inadequacies	9

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheets of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2009 and 2008 and the related statements of income and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 18, 2010

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets		
Current Assets		
Cash	11,636	17,018
Prepaid Expense		183
Total Current Assets	11,636	17,201
Property and Equipment		
Equipment	22,214	22,214
Less Accumulated Depreciation	(19,552)	(19,117)
Total Property and Equipment	2,662	3,097
Total Assets	14,298	20,298
Liabilities and Members' Equity		
Current Liabilities		
Accrued Liabilities	931	895
Total Current Liabilities	931	895
Members' Equity	13,367	19,403
Total Liabilities and Members' Equity	14,298	20,298

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2,009	2008
Revenues		
Commission Received	66,754	94,491
Interest Income	131	230
Refunds/Reimbursements	2,011	3,529
Total Revenues	68,896	98,250
Expenses		
Salaries and Benefits	6,265	5,990
Guaranteed Payments to Member	23,117	60,769
Advertising	5,810	7,203
Depreciation	435	380
Miscellaneous	518	1,657
Dues and Subscriptions	4,955	3,769
Rent	8,396	9,394
Equipment Rental	863	
Insurance	2,416	2,327
Licenses and Permits	1,850	1,033
Office Supplies	2,199	2,897
Postage	1,435	1,358
Professional Development		568
Professional Fees	3,972	3,286
Property Taxes		947
Repairs	2,134	1,936
Telephone	6,372	6,679
Travel/Entertainment/Meals	1,126	1,911
Utilities	3,069	2,972
Total Expenditures	74,932	115,076
Net Loss	(6,036)	(16,826)
Members' Equity-January 1	19,403	21,229
Contributed Capital		15,000
Members' Equity-December 31	13,367	19,403

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

Cash Flows From Operating Activities	**2009**	**2008**
Net Loss	(6,036)	(16,826)
Adjustments To Reconcile Net Income To Net		
Cash Provided By Operating Activities:		
Depreciation	435	380
(Increase) Decrease in Prepaid Expenses	183	(183)
Increase (Decrease) In Accounts Payable		(1,697)
Increase (Decrease) in Accrued Liabilities	36	608
Net Cash Provided (Used) By Operating Activities	(5,382)	(17,718)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions		15,000
Net Cash Provided (Used) By Capital and Related Financing Activities	0	15,000
Net Increase (Decrease) in Cash	(5,382)	(2,718)
Cash at January 1	17,018	19,736
Cash at December 31	11,636	17,018

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2009 and 2008, depreciation expense was $435 and $380, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 Summary of Significant Accounting Policies – continued

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. Advertising

The Company expenses advertising costs as incurred. Total advertising expenses for the year were $5,810 and $7,203 for 2009 and 2008 respectively.

G. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 Rent

The company leases its computer system and office space. The lease term runs through April 1, 2010. Monthly rentals for the period are $100 per month. The rental agreement for the building was changed in October 2009 and calls for rent to be paid March 1 through December 1 of each year beginning March 1, 2009 to December 1, 2010 at which time the lease will be reviewed and negotiated annually.

The following is a schedule of future minimum payments required under the above operating leases:

Due by December 31,	
2009	6,200
2010	5,300
Total	11,500

The office building and computer system are owned by LLC member Todd Morgan.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2009 AND 2008

	2,009	2008
Total Assets	14,298	20,298
Total Liabilities	931	895
Net Capital	13,367	19,403
Adjustments:		
Property and Equipment (Non-allowable Assets)	(2,662)	(3,097)
Total Adjustments	(2,662)	(3,097)
Adjusted Net Capital	10,705	16,306
Required Net Capital	5,000	5,000
Excess Net Capital	5,705	11,306

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2009 AND 2008

	2009	**2008**
Aggregate Indebtedness	931	895
Net Capital	10,705	16,306
Ratio of Aggregate Indebtedness to Net Capital	8.70%	5.49%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2009 AND 2008

Material Inadequacies

None